Exhibit 99.1

Invitel Holdings A/S Announces November 30, 2009, Investor Call

NEW YORK--(BUSINESS WIRE)--November 25, 2009--Invitel Holdings A/S (NYSE AMEX:IHO) announced today that on November 30, 2009 (at 14:00 UK time, 15:00 CET, 9:00 AM ET), the CEO and CFO of Invitel Holdings will host a conference call to discuss Invitel Holdings’ 3rd quarter and nine months 2009 financial results. You can participate in the conference call by dialing 800-224-62666 (UK toll free), +1-201-689-8567 (International) or +1-877-407-0782 (U.S. toll free) and referencing “Invitel Holdings.”

A webcast of the call and the presentation materials will be available on the Invitel Holdings web site at www.invitel.hu under “Investor Relations.” The webcast will be archived for 30 days.

In addition, a replay of the call will be available two hours after the call has ended and through December 14, 2009. To access the replay of the call, please dial +1-877-660-6853 (U.S. toll free) or internationally dial +1-201-612-7415 and enter the account (286) followed by the replay access code (338575).

A copy of the presentation materials will also be filed with the U.S. Securities and Exchange Commission prior to the call.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

CONTACT:
Invitel Holdings A/S
Hungary:
Robert Bowker, 011-361-801-1374
Chief Financial Officer
or
U.S.:
Peter T. Noone, 206-654-0204
General Counsel